March 11, 2010

Ms. Ibolya Ignat, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

101 F Street N.E.

Washington, D.C. 20549

RE: AlphaRx Inc.

Dear Ms. Ignat;

In response to your fax dated February 26, 2010, we hereby confirm that:

Form 10–K for the Fiscal Year Ended September 30, 2009

Item 8A. Control and Procedures, page 29

1.

The certifying officers have performed an assessment of internal control over financial reporting as of September 30, 2009. We have revised our disclosure in accordance with SEC regulations. The conclusions are discussed and shown in Exhibit “A”.

2.

We have revised our disclosure in Form 10–K as of September 30, 2009 and Form 10–Q as of December 31, 2009 to definitively state that our controls and procedures were ineffective. The revisions are shown in Exhibit “A” and “B”.

3.	We have revised our disclosure to include a risk factor to alert investors to our ineffective disclosure controls and procedures and to our ineffective internal control over financial reporting.

Exhibit 31: Certifications Pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

4.	We have revised our certificates in the Form 10–K as of September 30, 2009 and Form 10–Q as of December 30, 2009 in accordance with SEC regulations.

Furthermore, we are acknowledging that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We trust that you will find the foregoing in order. Should you have further comments, kindly contact the undersigned by phone at (905) 479–3245 Ext 118 or by fax at (416) 352–6120.

Sincerely;

AlphaRx Inc.

/s/ Michael Lee
Michael Lee
President & CEO